

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Avenue, Suite 925
Austin, TX 78701

> **Re: Interactive Strength, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2024**
> **File No. 333-280410**

Dear Trent Ward:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 27, 2024

Exhibits

1. We note you have entered into an engagement agreement with H.C. Wainwright & Co., LLC. Please file the placement agent agreement as an exhibit in a pre-effective amendment. Refer to Item 601(b)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven A. Lipstein, Esq.